

December 27, 2019

Michael Braun
Chief Executive Officer and President
FedNat Holding Company
14050 N.W. 14th Street, Suite 180
Sunrise, FL 33323

   **Re: FedNat Holding Company**
     **Registration Statement on Form S-3**
     **Filed December 23, 2019**
     **File No. 333-235675**

Dear Mr. Braun:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.


        Sincerely,

        Division of Corporation Finance
        Office of Finance